UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of January 2010
_______________________
Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant's Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐	Yes	☒	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated January 20, 2010.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ David Block Temin
Name:	David Block Temin
Title:	Executive Vice President – Chief Legal Officer and Chief Compliance Officer

Dated: January 20, 2010

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated January 20, 2010

Exhibit 1

Elbit Systems’ U.S. Subsidiary Awarded $15.6M Contract for Tactical Video Data Link (TVDL) for U.S. Marine Corps AH-1W

Haifa, January 20, 2010 – Elbit Systems Ltd. (NASDAQ:  ESLT) announced today that its wholly-owned subsidiary Elbit Systems of America, LLC, has been  awarded a contract from NAVAIR for Elbit Systems’ Tactical Video Data Link (TVDL) for the USMC AH-1W Attack Helicopter. The contract effort covers the development, production and installation of retrofit kits to incorporate TVDL into the AH-1W platform. Elbit Systems of America will be assisted in the effort by subcontractors Tadiran Spectralink and Service Support Associates Inc. (SSAI).  Elbit Systems of America was chosen based upon the previously successful flight demonstration of TVDL in June 2008 at Patuxent River NAS, Maryland.  The program is valued at approximately $15.6 million through 2010 including installation into fleet helicopters.

Elbit Systems of America President and CEO, Raanan Horowitz commented on the award: “Elbit Systems of America is pleased to provide this tactical video capability to the USMC AH-1W team. The TVDL will enable critically needed interoperability with other aircraft, ground forces and UAS.  It will greatly enhance situational awareness and dissemination of valuable sensor information to the war-fighter”.

The TVDL will provide US Marine Corps helicopter pilots with live UAS video and targeting information combined with the ability to retransmit this video and/or on board sensor video to other aircraft or and ground forces. The TVDL system weight is less than 8.5 lbs. The systems are planned to be operational in USMC fleet helicopters by the end of FY2010.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned aircraft systems (“UAS”), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

For additional information, please visit us at: www.elbitsystems.com.

Contacts:
Company Contact: Joseph Gaspar, Executive VP & CFO Dalia Rosen, Head of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944		IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246
E-mail:	j.gaspar@elbitsystems.com	E-mail:	info@gkir.com
dalia.rosen@elbitsystems.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.